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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)

MEEMIC Holdings, Inc. (Name of Issuer)
MEEMIC Holdings, Inc. ProAssurance Corporation Professionals Group, Inc. ProNational Insurance Company, Inc. Meemic Merger Corp. Dr. A. Derrill Crowe (Names of Person(s) Filing Statement)
Common Stock, No Par Value (Title of Class of Securities)
585135106 (CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Mark A. Metz, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, MI 48243 (313) 568-5434	Jack Stephenson, Esq. Burr & Forman LLP 420 North 20th Street, Suite 3100 Birmingham, AL 35203 (205) 458-5201

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$33,412,022	$3,073.91

*
Estimated for the purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,563 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.

**
The amount of the filing fee equals .0092 percent of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,073.91
Form or Registration No.:	PREM 14A
Filing Party:	MEEMIC Holdings, Inc.
CIK Code:	0001072815
File Number:	001-14673
Date Filed:	July 30, 2002

SECTION 13E—3 TRANSACTION STATEMENT

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by MEEMIC Holdings, Inc., a Michigan corporation ("MEEMIC Holdings"), ProNational Insurance Company, a Michigan insurance company, MEEMIC Holdings' controlling shareholder and a wholly owned subsidiary of Professionals Group ("ProNational"), Meemic Merger Corp., a Michigan corporation and a wholly owned subsidiary of ProNational ("Merger Sub"), Professionals Group, Inc., a Michigan corporation and a wholly owned subsidiary of ProAssurance ("Professionals Group"), ProAssurance Corporation, a Delaware corporation ("ProAssurance"), and Dr. A. Derrill Crowe ("Dr. Crowe"), in connection with the Agreement and Plan of Merger, dated as of July 9, 2002 (as amended as of September 18, 2002, the "Merger Agreement"), by and among MEEMIC Holdings, ProNational and Merger Sub. The filing of this Schedule 13E-3 by Dr. Crowe does not constitute, and should not be construed as, an admission that he is an affiliate or controlling person of ProAssurance, Professionals Group, ProNational, MEEMIC Holdings or Merger Sub. Dr. Crowe hereby disclaims the existence of any such affiliate or control relationship.

        Subject to the terms and conditions of the Merger Agreement, including, without limitation, approval of the Merger Agreement by the independent shareholders of MEEMIC Holdings, (a) MEEMIC Holdings will make a tender offer for any and all of its outstanding shares, other than those owned by ProNational, at a price of $29.00 per share net in cash (the "Tender Offer"), and (b) following the completion of the Tender Offer, Merger Sub will merge with and into MEEMIC Holdings (the "Merger"), with MEEMIC Holdings continuing as the surviving corporation, MEEMIC Holdings will become a direct wholly owned subsidiary of ProNational, each outstanding share of common stock, no par value (the "Common Stock"), of MEEMIC Holdings other than shares owned by ProNational will be canceled and shares held by shareholders other than ProNational will be converted into the right to receive $29.00 in cash.

        Concurrently with the filing of this Amendment to the Schedule 13E-3, MEEMIC Holdings is filing with the Securities and Exchange Commission a proxy statement ("Proxy Statement"), pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Shareholders of MEEMIC Holdings pursuant to which the MEEMIC Holdings Board of Directors is soliciting proxies from shareholders of MEEMIC Holdings in connection with:

  •
  the approval and adoption of the Merger Agreement;

  •
  the election of seven directors for a one year term expiring at the 2003 annual meeting of shareholders.

        A copy of the Proxy Statement as filed with the Securities and Exchange Commission is incorporated by reference as Exhibit (a)(3), and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

        In this Schedule 13E-3, all information concerning MEEMIC Holdings has been supplied by MEEMIC Holdings, and all information concerning ProNational, ProAssurance, Professionals Group, Merger Sub and Dr. Crowe has been provided by each of the respective parties. For purposes of this Schedule 13E-3, ProAssurance, Professionals Group, ProNational, Merger Sub and Dr. Crowe are considered affiliates of MEEMIC Holdings. Dr. Crowe, however, disclaims status as an affiliate or control person of MEEMIC Holdings. On July 9, 2001, ProAssurance, Professionals Group and ProNational filed a Schedule 13D in connection with their acquisition of control of MEEMIC Holdings as a result of the consolidation of Medical Assurance, Inc. and Professionals Group under ProAssurance. On April 17, 2002, ProAssurance, Professionals Group and ProNational filed an amendment to their statement on Schedule 13D principally to disclose the present intention of ProAssurance, Professionals Group and ProNational with respect to the proposed purchase of the shares of common stock of MEEMIC Holdings. Such reports can be inspected at, and obtained from, the Securities and Exchange Commission's site on the Internet at http://www.sec.gov. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The cross reference sheet below is being supplied pursuant to the General Instructions to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Appendices thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.	SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION
REGULATION M-A ITEM 1002
(a)	NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—The Parties" is incorporated herein by reference.
(b)	SECURITIES. The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION ABOUT VOTING" is incorporated herein by reference.
(c)
TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—Market Price of MEEMIC Holdings Common Stock and Dividend Information" is incorporated herein by reference.
(d)
DIVIDENDS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—Market Price of MEEMIC Holdings Common Stock and Dividend Information" is incorporated herein by reference.
(e)	PRIOR PUBLIC OFFERINGS. Not applicable.
(f)
PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—Certain Transactions in the Common Stock" is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003(a) THROUGH (c)
(a), (b)
NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—The Parties" is incorporated herein by reference.
(c)
BUSINESS AND BACKGROUND OF NATURAL PERSONS. The address of each of the directors and officers of MEEMIC Holdings (other than Dr. Crowe) is c/o 691 N. Squirrel Road, Suite 100, Auburn Hills, Michigan 48326. The address of Dr. Crowe and each of the other directors and officers of ProAssurance is c/o ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209. The address of each of the directors and officers of Professionals Group, ProNational and Merger Sub is c/o ProNational Insurance Company, 2600 Professionals Drive, Okemos, Michigan 48805-0150.

None of the officers and directors of MEEMIC Holdings (including Dr. Crowe), ProAssurance, Professionals Group, ProNational, or Merger Sub have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years, and all of such officers and directors are U.S. citizens.

The information set forth in the Proxy Statement under the caption "ELECTION OF DIRECTORS" and in Appendix C to the Proxy Statement regarding Dr. Crowe and the directors and executive officers of MEEMIC Holdings, ProAssurance, Professionals Group, ProNational and Merger Sub is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004(a) and (c) through (f)
(a)	MATERIAL TERMS
(a)(1)
TENDER OFFERS. Information required by this Item will be provided in the Offer to Purchase which will be distributed in connection with the Tender Offer and will be incorporated herein by reference at such time.
(a)(2)	MERGERS OR SIMILAR TRANSACTIONS.
(a)(2)(i)
TRANSACTION DESCRIPTION. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
(a)(2)(ii)
CONSIDERATION. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
(a)(2)(iii)
REASONS FOR TRANSACTION. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure" is incorporated herein by reference.
(a)(2)(iv)
VOTE REQUIRED FOR APPROVAL. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Consideration of the Merger Agreement at the Annual Meeting" is incorporated herein by reference.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Federal Income Tax Consequences" is incorporated herein by reference.

(a)(2)(vi)
ACCOUNTING TREATMENT. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Anticipated Accounting Treatment" is incorporated herein by reference.
(a)(2)(vii)
INCOME TAX CONSEQUENCES. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Federal Income Tax Consequences" is incorporated herein by reference.
(c)
DIFFERENT TERMS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger" is incorporated herein by reference.
(d)
APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Appraisal Rights" is incorporated herein by reference.
(e)
PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" is incorporated herein by reference.
(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
REGULATION M-A ITEM 1005(a) through (c) and (e)
(a)	TRANSACTIONS. The information set forth in the Proxy Statement under the caption "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.
(b)(c)
SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger" is incorporated herein by reference.
(e)
AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
REGULATION M-A ITEM 1006(b) and (c)(1) through (8)
(b)
USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.

(c)
PLANS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Plans for MEEMIC Holdings After the Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013
(a), (c)
PURPOSES; REASONS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" is incorporated herein by reference.
(b)
ALTERNATIVES. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement," and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger" is incorporated herein by reference.
(d)
EFFECTS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Interests of Certain Persons," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Effects of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Certain Federal Income Tax Consequences" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014
(a), (b)
FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Opinion of Financial Advisor to the Exploratory Committee," is incorporated herein by reference.
(c)
APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Consideration of the Merger Agreement at the Annual Meeting," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
(d)
UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Purpose and Structure," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Opinion of Financial Advisor to the Exploratory Committee," and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Interests of Certain Persons" is incorporated herein by reference.
(e)
APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Background of the Tender Offer and Merger" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" is incorporated herein by reference.
(f)	OTHER OFFERS. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-A ITEM 1015
(a)-(c)
REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Opinion of Financial Advisor to the Exploratory Committee" is incorporated herein by reference.
ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007
(a), (b)
SOURCE OF FUNDS; CONDITIONS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Sources of Funds; Fees and Expenses" is incorporated herein by reference.
(c)
EXPENSES. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Sources of Funds; Fees and Expenses" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—The Merger Agreement" is incorporated herein by reference.
(d)	BORROWED FUNDS. Not applicable.
ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-A ITEM 1008
(a)
SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Consideration of the Merger Agreement at the Annual Meeting," and "VOTING SECURITIES AND PRINCIPAL HOLDERS" is incorporated herein by reference.
(b)
SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE TENDER OFFER AND MERGER—Certain Transactions in the Common Stock" is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012(d) and (e)
(d)
INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Consideration of the Merger Agreement at the Annual Meeting," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Interests of Certain Persons" is incorporated herein by reference.
(e)
RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Consideration of the Merger Agreement at the Annual Meeting" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" is incorporated herein by reference.
ITEM 13.	FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010(a) through (b)
(a)
FINANCIAL INFORMATION. The information set forth under the captions "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Selected Financial Data" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in the Proxy Statement, in Item 8, "Financial Statements and Supplementary Data," of MEEMIC Holdings' most recent Annual Report on Form 10-K and in Item 1, "Financial Statements," of MEEMIC Holdings' most recent Quarterly Report on Form 10-Q is incorporated herein by reference.
(b)	PRO FORMA INFORMATION. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Pro Forma Data" is incorporated herein by reference.
ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009
(a)
SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement" and "SPECIAL FACTORS RELATED TO THE TENDER OFFER AND MERGER—Opinion of Financial Advisor to the Exploratory Committee" is incorporated herein by reference.
(b)	EMPLOYEES AND CORPORATE ASSETS. None.

ITEM 15.	ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011(b)
(b)	OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement is incorporated herein by reference.
ITEM 16.	EXHIBITS.
REGULATION M-A ITEM 1016(a) through (d), (f) and (g)
(a)(1)	Letter to Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(a)(2)	Notice of 2002 Annual Meeting of Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(a)(3)	Proxy Statement, including all appendices thereto, as filed with the Securities and Exchange Commission, is incorporated herein by reference.
(c)(1)	Opinion of Raymond James & Associates, Inc. (included as Appendix B to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(c)(2)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on March 15, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(c)(3)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on June 12, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(c)(4)	Materials prepared by Value Incorporated dated June 6, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(d)(1)	The Merger Agreement as amended (included as Appendix A to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(f)	None
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated October 2, 2002

MEEMIC HOLDINGS, INC.
By:	/s/ LYNN M. KALINOWSKI Lynn M. Kalinowski President
PRONATIONAL INSURANCE COMPANY
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
MEEMIC MERGER CORP.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Incorporator
PROASSURANCE CORPORATION
By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROFESSIONALS GROUP, INC.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
/s/ A. DERRILL CROWE A. Derrill Crowe

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SECTION 13E—3 TRANSACTION STATEMENT INTRODUCTION
SIGNATURES